Interim Condensed Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the three and six months ended December 31, 2022
(Unaudited)

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	December 31, 2022	June 30, 2022
Assets
Current assets:
Cash and cash equivalents (note 13)	$49,490	$63,669
Short-term investments	360	360
Trade and other receivables (note 3)	44,210	52,722
Income tax receivable	1,300	1,029
Prepaid expenses and other	9,658	9,086
Contract acquisition assets – current (note 4)	9,971	9,518
	114,989	136,384
Property and equipment	4,622	5,195
Right-of-use assets (note 5)	7,957	9,456
Deferred income tax assets (note 12)	49,011	39,428
Contract acquisition assets (note 4)	6,952	6,213
Intangible assets (note 6)	108,655	117,537
Goodwill	240,755	240,755
Other assets	650	650
	$533,591	$555,618

Liabilities
Current liabilities:
Trade and other payables (note 7)	$34,435	$32,544
Derivative liabilities (note 14(b))	827	83
Income tax payable	823	2,143
Lease liabilities – current (note 8)	4,119	4,069
Long-term debt – current (note 9)	1,556	1,632
Deferred revenue – current (note 11(b))	135,983	133,852
	177,743	174,323
Lease liabilities (note 8)	5,364	7,210
Long-term debt (note 9)	258,608	264,230
Deferred revenue (note 11(b))	72,455	76,619
Deferred income tax liability (note 12)	28,172	30,037
	542,342	552,419
Shareholders’ (Deficiency) Equity
Share capital (note 10)	175,858	160,951
Equity reserve	47,785	51,333
Treasury shares	(264)	(264)
Accumulated other comprehensive loss	(749)	(207)
Deficit	(231,381)	(208,614)
	(8,751)	3,199
	$533,591	$555,618

Subsequent events (note 17)
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on February 14, 2023:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Revenue (note 11)	$57,194	$49,050	$110,758	$92,799
Cost of revenue	10,699	9,413	20,991	17,928
Gross margin	46,495	39,637	89,767	74,871

Operating expenses
Sales and marketing	22,730	19,998	45,539	40,561
Research and development	13,759	11,243	27,403	21,515
General and administration	10,659	11,023	23,369	20,276
	47,148	42,264	96,311	82,352

Operating loss	(653)	(2,627)	(6,544)	(7,481)

Other (expense) income
Interest income	138	—	386	1
Interest expense	(7,133)	(5,211)	(13,327)	(10,357)
Foreign exchange (loss) gain	24	(167)	(33)	(154)
	(6,971)	(5,378)	(12,974)	(10,510)

Net loss before income taxes	(7,624)	(8,005)	(19,518)	(17,991)

Income tax recovery (note 12)	625	2,882	3,033	5,299
Net loss	$(6,999)	$(5,123)	$(16,485)	$(12,692)

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on derivatives, net of tax	611	44	(542)	(311)
Foreign currency translation	—	33	—	(18)
Total comprehensive loss	$(6,388)	$(5,046)	$(17,027)	$(13,021)

Basic net loss per common share (note 10(h))	$(0.13)	$(0.10)	$(0.32)	$(0.25)
Diluted net loss per common share (note 10(h))	$(0.13)	$(0.10)	$(0.32)	$(0.25)

Weighted average number of common shares outstanding
Basic	52,408,347	50,072,631	51,914,431	49,872,574
Diluted	52,408,347	50,072,631	51,914,431	49,872,574
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	273,398	1,572	(194)	—	—	—	1,378
Shares issued under Employee Stock Ownership Plan ("ESOP")	42,164	438	—	—	—	—	438
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	573,264	4,798	(5,152)	—	—	—	(354)
Share-based compensation	—	—	9,104	—	—	—	9,104
Cash dividends	—	—	—	—	—	(6,375)	(6,375)
Unrealized loss on derivatives, net	—	—	—	—	(311)	—	(311)
Tax deduction on share issuance costs	—	(136)	—	—	—	—	(136)
Tax deduction on share based compensation	—	—	(2,875)	—	—	—	(2,875)
Foreign currency translation	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	(12,692)	(12,692)
Balance, December 31, 2021	50,462,655	$158,193	$47,372	$(264)	$(141)	$(190,559)	$14,601

Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199
Shares issued under PRSU and Omnibus Equity Incentive Plan	1,626,367	15,050	(18,649)	—	—	—	(3,599)
Share-based compensation	—	—	13,734	—	—	—	13,734
Cash dividends	—	—	—	—	—	(6,282)	(6,282)
Unrealized loss on derivatives, net	—	—	—	—	(542)	—	(542)
Tax deduction on share issuance costs	—	(143)	—	—	—	—	(143)
Tax deduction on share based compensation	—	—	1,367	—	—	—	1,367
Net loss	—	—	—	—	—	(16,485)	(16,485)
Balance, December 31, 2022	52,738,136	$175,858	$47,785	$(264)	$(749)	$(231,381)	$(8,751)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net loss	$(6,999)	$(5,123)	$(16,485)	$(12,692)
Items not involving cash:
Depreciation of property and equipment	732	851	1,489	1,728
Amortization of right-of-use assets (note 5)	965	984	1,925	1,939
Amortization of intangible assets (note 6)	4,441	4,591	8,882	9,182
Amortization of contract acquisition assets (note 4)	3,767	4,006	6,678	7,514
Share-based compensation (note 10(f))	5,439	4,731	14,755	8,026
Current and deferred income taxes	(4,134)	(3,968)	(10,071)	(7,228)
Interest expense	7,141	5,117	13,173	10,198
Unrealized foreign exchange (gain) loss	172	(6)	(10)	(98)
Changes in non-cash operating working capital:
Trade and other receivables	(7,616)	(7,611)	8,512	(5,221)
Income tax receivable	128	(25)	(271)	(362)
Prepaid expenses and other	(462)	(248)	(570)	(1,179)
Contract acquisition assets	(4,473)	(4,400)	(7,870)	(8,583)
Trade and other payables	(1,441)	7,068	(702)	(1,386)
Income tax payable	(1,126)	(3)	(1,320)	71
Deferred revenue	4,370	8,767	(2,033)	12,182
Cash from operating activities	904	14,731	16,082	14,091

Investing activities:
Purchase of property and equipment	(145)	(425)	(956)	(623)
Acquisition of NetMotion	—	—	—	(341,699)
Cash used in investing activities	(145)	(425)	(956)	(342,322)

Financing activities:
Dividends paid (note 10(g))	(3,118)	(3,226)	(6,282)	(6,375)
Proceeds from exercise of stock options and ESOP (note 10)	—	1,256	—	1,378
Tax remittances on share-based compensation	(1,947)	(164)	(1,984)	(354)
Payment of lease liabilities (note 8)	(1,114)	(1,047)	(2,180)	(2,010)
Proceeds from long-term debt (note 9)	—	—	—	269,500
Transaction costs on long-term debt (note 9)	—	—	—	(1,957)
Principal repayment of long-term debt (note 9)	(5,675)	(688)	(6,362)	(1,375)
Interest payment on long-term debt (note 9)	(6,566)	(4,732)	(12,306)	(9,424)
Cash (used in) from financing activities	(18,420)	(8,601)	(29,114)	249,383

Foreign exchange effect on cash	(98)	22	(191)	(82)
Increase (decrease) in cash and cash equivalents	(17,759)	5,727	(14,179)	(78,930)
Cash and cash equivalents, beginning of period	67,249	55,509	63,669	140,166
Cash and cash equivalents, end of period	$49,490	$61,236	$49,490	$61,236

Supplemental cash flow information (note 13)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.
2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies, critical judgments and estimates applied by the Company in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the fiscal year ended June 30, 2022.
These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2022. Interim results are not necessarily indicative of the results expected for the fiscal year.
(b)Adoption of Accounting Standards

Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-Current Liabilities with Covenants
On January 23, 2020, the IASB issued Classification of Liabilities as Current or Non-Current (Amendments to IAS 1). The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	December 31, 2022	June 30, 2022
Trade receivables	$43,180	$50,851
Other receivables	1,462	2,235
Allowance for doubtful accounts	(432)	(364)
	$44,210	$52,722
As at December 31, 2022, 6% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2022 – 8%). As at December 31, 2022, 34%, 15%, and 9% (June 30, 2022 – 29%, 19%, and 13%) of the receivable balances are owing from three PC OEM and other reseller partners.

4.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the six months ended December 31, 2022:

Balance – June 30, 2022	$15,731
Contract acquisition costs incurred	7,870
Amortization	(6,678)
Balance – December 31, 2022	16,923
Less: current portion	(9,971)
$6,952
5.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 10 months to 4 years.
The following table provides a reconciliation of right-of-use assets for the six months ended December 31, 2022:

Balance – June 30, 2022	$9,456
Additions	426
Amortization	(1,925)
Balance – December 31, 2022	$7,957

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.    INTANGIBLE ASSETS

	Developed technology	Customer contracts and relationships	Total
Cost	$63,500	$71,800	$135,300
Accumulated amortization	(15,875)	(10,770)	(26,645)
Net carrying amount – December 31, 2022	$47,625	$61,030	$108,655

	Developed technology	Customer contracts and relationships	Total
Balance – June 30, 2022	$52,917	$64,620	$117,537
Amortization	(5,292)	(3,590)	(8,882)
Balance – December 31, 2022	$47,625	$61,030	$108,655

Amortization of developed technology is included within cost of revenue and amortization of customer contracts and relationships are included within sales and marketing expense in the Consolidated Statements of Operations and Comprehensive Loss.

7.    TRADE AND OTHER PAYABLES
The Company’s trade and other payables are comprised of the following:

	December 31, 2022	June 30, 2022
Payroll and employee benefits	$11,673	$10,005
Trade payables	3,268	1,852
Deferred share units	4,830	3,810
Customer deposits	7,810	9,850
Accrued liabilities	6,079	6,397
Accrued warranty	23	32
Sales taxes payable	752	598
	$34,435	$32,544

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the six months ended December 31, 2022:

Balance – June 30, 2022	$11,279
Additions	426
Lease payments	(2,180)
Interest	203
Unrealized foreign exchange gain	(245)
Balance – December 31, 2022	9,483
Less: current portion	(4,119)
$5,364
The Company’s maturities of undiscounted lease liabilities, for the years ended June 30, are as follows as at December 31, 2022:

2023	$2,306
2024	4,266
2025	2,488
2026	836
2027	91
$9,987

9.    LONG-TERM DEBT

	December 31, 2022	June 30, 2022
Term Loan Facility	$265,888	$272,250
Less: Unamortized debt discount and transaction costs	(5,724)	(6,388)
Long-term debt	260,164	265,862
Less: current portion	(1,556)	(1,632)
	$258,608	$264,230
For the three and six months ended December 31, 2022, the Company made principal repayments of $5,675,000 (2021 – $687,500) and $6,362,000 (2021 – $1,375,000) respectively. Principal repayments for the three and six months ended December 31, 2022 included an optional prepayment of $5,000,000.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.    LONG-TERM DEBT (Continued)
As of December 31, 2022, minimum principal repayments for the years ended June 30, are as follows:

2023	$1,350
2024	2,699
2025	2,699
2026	2,699
2027	2,699
Thereafter	253,742
$265,888
As at December 31, 2022, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.

10.    SHARE CAPITAL AND EQUITY RESERVE
(a)    Authorized
100,000,000 common shares, no par value
(b)    Issued and outstanding
As at December 31, 2022, the Company had 52,738,136 (2021 – 50,462,655) common shares issued and outstanding, including 60,942 (2021 – 60,942) treasury shares.
During the six months ended December 31, 2022, the Company issued 1,626,367 common shares pursuant to its Performance and Restricted Share Unit Plan (the “PRSU Plan”) and the Omnibus Equity Incentive Plan (note 10(c)).
During the six months ended December 31, 2021, the Company issued 273,398 common shares on exercise of employee stock options (note 10(c)), 573,264 common shares pursuant to the PRSU Plan (note 10(c)) and 42,164 common shares pursuant to the ESOP. Aggregate proceeds from the exercise of employee stock options was $1,378,000, and from the ESOP was $438,000.
(c)    Stock Options, PSUs, and RSUs
The Company’s share-based compensation plans include the 2000 Share Option Plan (the “Option Plan”), the PRSU Plan and the Omnibus Equity Incentive Plan (adopted on December 14, 2021, replacing the Option Plan and PRSU Plan).

2000 Share Option Plan
In 2001, the Board of Directors of the Company (the “Board of Directors”) adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). On December 14, 2021, the Option Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the Option Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

PRSU Plan
In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018), which provides for grants of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). On December 14, 2021, the PRSU Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the PRSU Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.
During the six months ended December 31, 2022, the vesting terms of outstanding RSUs under the PRSU Plan were modified to vest on a quarterly basis over three years. Prior to the modification, RSUs typically vested over a three year period, with 1/3 vesting on each grant anniversary date. Additional share-based compensation expense of $2,235,000 was recognized during the six months ended December 31, 2022, as a result of the modification of vesting terms.
PSUs issued under the PRSU Plan typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.

Omnibus Equity Incentive Plan
On December 14, 2021, the Company’s shareholders approved the Omnibus Equity Incentive Plan, which provides for grants of stock options, RSUs, and PSUs to the Company’s officers, directors, employees and other specified service providers.
Under the Omnibus Equity Incentive Plan, the maximum number of common shares reserved for issuance is limited to 8.8% of the aggregate number of issued and outstanding common shares, less the common shares reserved for issuance under the PRSU Plan, the Option Plan, the ESOP and any other of the Company’s equity compensation arrangements. At December 31, 2022, the maximum number of common shares reserved for issuance under the Omnibus Equity Incentive Plan was 984,053.
Terms and conditions of options, PSUs, and RSUs granted are determined by the Board of Directors in accordance with the Omnibus Equity Incentive Plan terms. PSUs typically vest after a three-year period (100% cliff vesting on the third anniversary date) and RSUs typically vest on a quarterly basis over three years. Prior to July 1, 2022, RSUs vested over a three year period, with 1/3 vesting on each grant anniversary date.
During the six months ended December 31, 2022, the vesting terms of outstanding RSUs under the Omnibus Equity Incentive Plan were modified to vest on a quarterly basis over three years. Additional share-based compensation expense of $524,000 was recognized during the six months ended December 31, 2022, as a result of the modification of vesting terms.
The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Stock Options
The following table summarizes activity under the Option Plan for the six months ended December 31, 2022 and 2021:

	Six months ended December 31,
	2022		2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	404,005	$8.82	682,277	$7.84
Exercised	—	—	(273,398)	6.41
Outstanding, end of period	404,005	$8.82	408,879	$8.80
At December 31, 2022, 307,755 (2021 – 214,879) stock options were vested and exercisable. For the six months ended December 31, 2022, there was no stock option activity under the Omnibus Equity Incentive Plan.

Performance Share Units
The following table summarizes PSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the six months ended December 31, 2022 and 2021:

	Six months ended December 31,
	2022	2021
Outstanding, beginning of period	759,620	813,935
Granted	496,282	430,066
Released	(386,364)	(144,993)
Forfeited	(194,530)	(128,285)
Added by performance factor	132,594	220,665
Outstanding, end of period	807,602	1,191,388
At December 31, 2022, none (2021 – 359,409) of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the six months ended December 31, 2022 was $10.53 (2021 – $11.35). PSUs outstanding under the PRSU Plan as at December 31, 2022 have a weighted average term to expiry of 1.7 years (2021 – 3.5 years). PSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting.
During the six months ended December 31, 2022, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Restricted Share Units
The following table summarizes RSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the six months ended December 31, 2022 and 2021:

	Six months ended December 31,
	2022	2021
Outstanding, beginning of period	2,570,184	1,738,889
Granted	1,840,601	1,984,119
Released	(1,581,476)	(537,420)
Forfeited	(384,015)	(325,031)
Outstanding, end of period	2,445,294	2,860,557
At December 31, 2022, 39,684 (2021 – 336,824) of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the six months ended December 31, 2022 was $10.72 (2021 – $11.44). RSUs outstanding under the PRSU Plan as at December 31, 2022 have a weighted average term to expiry of 1.4 years (2021 – 1.5 years). RSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting.
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

(d)    Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan, which was adopted in 2016. The DSU Plan is a cash-settled share based compensation plan. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to non-employee Directors and generally vest over a one year period (25% per three months). After a Director leaves the Board, their DSUs will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares at the date of redemption.
The following table summarizes activity under the DSU Plan for the six months ended December 31, 2022 and 2021:

	Six months ended December 31,
	2022	2021
Outstanding, beginning of period	457,444	324,010
Granted	5,242	56,077
Outstanding, end of period	462,686	380,087
The weighted average grant date fair value of DSUs granted during the six months ended December 31, 2022 was $11.03 (2021 – $11.42). At December 31, 2022, 462,686 (2021 – 380,087) of the outstanding DSUs had vested. At December 31, 2022, the fair value of liabilities arising from the DSU Plan was $4,830,000 (June 30, 2022 – $3,810,000). The amount is included within trade and other payables.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

(e)    Employee Share Ownership Plan
On February 1, 2022, the Board of Directors approved the Employee Share Purchase Plan (the “ESPP”). The terms of the ESPP allow employees to contribute up to an annual maximum of $15,000, to purchase the common shares of the Company, at the end of a specified offering period. The Company matches approximately 33% of the employee’s contribution, up to an annual maximum of $5,000. At the end of each offering period, the aggregate employee and Company contributions are used to purchase common shares on the open market. During the six months ended December 31, 2022, 56,376 common shares were purchased under the ESPP.

(f)    Share-based compensation expense
The Company’s share-based compensation expense for the three and six months ended December 31, 2022 and 2021 was comprised as follows:

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Stock Option	$9	$19	$18	$38
PSU	826	882	1,615	1,746
RSU	4,991	4,109	11,900	7,125
DSU	(488)	(436)	1,021	(1,078)
ESOP	101	157	201	195
	$5,439	$4,731	$14,755	$8,026
The Company’s share-based compensation expense was attributable to the following areas for the three and six months ended December 31, 2022 and 2021:

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Cost of revenue	$955	$683	$1,978	$1,256
Sales and marketing	1,225	918	3,614	2,321
Research and development	1,871	1,022	4,533	1,963
General and administration	1,388	2,108	4,630	2,486
	$5,439	$4,731	$14,755	$8,026
(g)    Dividends
During the six months ended December 31, 2022, the Company declared two quarterly dividends of CAD$0.08 per share on its common shares, amounting to $6,282,000. The dividends were paid in cash on August 26, 2022 and November 25, 2022 respectively to shareholders of record at the close of business on August 11, 2022 and November 17, 2022 respectively.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(h)    Net loss per share
Basic and diluted net loss per share is calculated as follows:

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Net loss attributable to common shareholders	$(6,999)	$(5,123)	$(16,485)	$(12,692)

Basic weighted average number of common shares outstanding	52,408,347	50,072,631	51,914,431	49,872,574
Diluted weighted average number of common shares outstanding(1)	52,408,347	50,072,631	51,914,431	49,872,574

Basic net loss per common share	$(0.13)	$(0.10)	$(0.32)	$(0.25)
Diluted net loss per common share(1)	$(0.13)	$(0.10)	$(0.32)	$(0.25)
(1)Diluted weighted average number of common shares outstanding for the three months ended December 31, 2022 excludes 151,687 (2021 – 269,561) stock options, 807,602 (2021 – 1,191,388) PSUs, and 1,277,745 (2021 – 1,474,795) RSUs as their effects are antidilutive. Diluted weighted average number of common shares outstanding for the six months ended December 31, 2022 excludes 143,879 (2021 – 357,427) stock options, 807,602 (2021 – 1,191,388) PSUs, and 1,433,842 (2021 – 1,907,374) RSUs as their effects are antidilutive.

11.    REVENUE
(a)    Disaggregated revenue
The table below provides a disaggregation of our revenues for the three and six months ended December 31, 2022 and 2021:

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Cloud and subscription services(1)	$55,223	$46,639	$106,207	$88,016
Managed professional services	980	1,003	1,914	2,009
	56,203	47,642	108,121	90,025
Software license(2)	113	194	186	370
Professional services	247	389	635	806
Other	631	825	1,816	1,598
	$57,194	$49,050	$110,758	$92,799
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.    REVENUE (Continued)

(b)    Deferred revenue
The following table provides a reconciliation of deferred revenue balances for the six months ended December 31, 2022:

Balance – June 30, 2022	$210,471
Billings	108,725
Revenue recognized	(110,758)
Balance – December 31, 2022	208,438
Less: current portion	(135,983)
$72,455
In the six months ended December 31, 2022, revenue recognized included $82,438,000 (2021 – $55,975,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue scheduled to be recognized in the years ended June 30, are as follows as at December 31, 2022:

2023	$86,971
2024	74,405
2025	30,645
2026	11,943
2027	3,933
Thereafter	541
$208,438

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.    INCOME TAXES
Income tax expense for the three and six months ended December 31, 2022 and 2021 differ from that calculated by applying statutory rates for the following reasons:

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Loss before income taxes	$(7,624)	$(8,005)	$(19,518)	$(17,991)
Combined Federal and Provincial income tax rate	27.00%	27.00%	27.00%	27.00%
Expected tax recovery at statutory rate	2,058	2,161	5,270	4,858
Permanent differences	(649)	755	(600)	410
Foreign income tax effected at lower rates	(612)	85	(1,460)	127
Impact on deferred income tax assets of changes in foreign exchange rates	—	(33)	—	(15)
Income applied to previously unrecognized tax assets	—	(5)	—	—
Amounts over (under) provided for in prior years	52	(81)	55	(81)
Other	(224)	—	(232)	—
Income tax recovery	$625	$2,882	$3,033	$5,299

Comprised of:
Current income tax expense	$(3,792)	$(82)	$(6,638)	$(252)
Deferred income tax recovery	4,417	2,964	9,671	5,551
Income tax recovery	$625	$2,882	$3,033	$5,299
At December 31, 2022, the Company had total deferred tax assets of $49,011,000 (June 30, 2022 – $39,428,000) primarily related to deferred revenue and Section 174(e) capitalization balances; current income tax receivable of $1,300,000 (June 30, 2022 – $1,029,000) primarily related to tax instalments paid, and current income tax payable of $823,000 (June 30, 2022 – $2,143,000). At December 31, 2022, the Company had total deferred tax liability of $28,172,000 (June 30, 2022 – $30,037,000) primarily related to deferred tax liability assumed from the acquisition of NetMotion. In the three and six months ended December 31, 2022 and 2021, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”) in Canada.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carry-forward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry-forward period.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities could result in material adjustments to net income or loss, deferred tax assets and operating loss carry-forwards.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.    SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2022	June 30, 2022
Cash	$35,290	$49,761
Cash equivalents	14,200	13,908
	$49,490	$63,669

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Cash paid for income taxes	$4,365	$96	$7,407	$468
Cash received from income taxes	5	—	5	—

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	42	(83)	(43)	54
Additions arising from leases	—	822	426	822

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term debt approximates its fair value as the debt bears interest at a floating rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(b)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	December 31, 2022		June 30, 2022
Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$774		$78
Foreign currency forward contracts	53		5
	$827	—	$83

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Forward contracts designated as cash flow hedges
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at December 31, 2022, the aggregate notional amount of foreign exchange forward contracts was $17,005,000 (June 30, 2022 – $33,819,000), of which notional amount of $15,833,000 (June 30, 2022 – $31,647,000) was designated as cash flow hedges. The maturity dates of these instruments range from January 2023 to June 2023. As at December 31, 2022, the net unrealized loss on forward contracts designated as cash flow hedges was $774,000 (June 30, 2022 – $78,000). As at December 31, 2022, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the six months ended December 31, 2022, $555,000 in hedging losses (2021 – $77,000 in hedging gains) was recognized in operating expenses. There was $nil reclassified from OCI into income relating to the ineffective portion.

15.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
Revenue
United States	$43,161	$38,119	$84,995	$72,829
Rest of world	12,820	9,819	23,650	18,200
Canada	1,213	1,112	2,113	1,770
	$57,194	$49,050	$110,758	$92,799

	December 31, 2022	June 30, 2022
Non-current assets
Canada	$7,764	$8,759
United States and rest of world	361,827	371,047
	$369,591	$379,806

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no new legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

17.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On January 18, 2023, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on February 23, 2023 to shareholders of record at the close of business on February 9, 2023.